SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
                  TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED
                           PURSUANT TO RULE 13(d)-2(a)

                               (Amendment No.1)*

                             SPACEHAB, INCORPORATED
                                (Name of Issuer)

                           Common Stock, No Par Value
                         (Title of Class of Securities)

                                    846243103
                                 (CUSIP Number)

                                 General Counsel
                          DaimlerChrysler Aerospace AG
                                 Postfach 801109
                                  81663 Munich
                                     Germany
                               011-49-89-607-34277

                                 with a copy to:

                             DELBERT D. SMITH, ESQ.
                              Dorsey & Whitney LLP
                          1001 Pennsylvania Avenue, NW
                                 Suite 300 South
                             Washington, D.C. 20004
                                 (202) 824-8889

--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                October 14, 1999
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a Statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this Statement because of Rule 13d-1(b)(3) or (4), check the following box: [ ]

--------
          * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

          The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes.)


                                 Page 1 of [ ]

                                  SCHEDULE 13D
CUSIP NO.:  846243103
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 (1)   NAME OF REPORTING PERSON
       I.R.S. IDENTIFICATION NOS.  OF ABOVE PERSON
       DaimlerChrysler Aerospace AG

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 (2)   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                (a)   [ ]
                                                                       (b)   [X]

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 (3)   SEC USE ONLY


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 (4)   SOURCE OF FUNDS
       WC

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 (5)   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
       TO ITEMS 2(d) or 2(e)                                                 [ ]

 (6)   CITIZENSHIP OR PLACE OF ORGANIZATION
       Federal Republic of Germany
--------------------------------------------------------------------------------
NUMBER OF SHARES      (7)   SOLE VOTING POWER                      1,437,499**

BENEFICIALLY          (8)   SHARED VOTING POWER                              0

OWNED BY THE          (9)   SOLE DISPOSITIVE POWER                 1,437,499**

REPORTING PERSON      (10)  SHARED DISPOSITIVE POWER                         0

WITH:
--------------------------------------------------------------------------------
(11)   AGGREGATE  AMOUNT  BENEFICIALLY  OWNED BY THE REPORTING PERSON
       1,437,499 shares of Common Stock of the Company.**

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(12)   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]


--------------------------------------------------------------------------------
(13)   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
       11.4%

--------------------------------------------------------------------------------
(14)   TYPE OF REPORTING PERSON

        CO
--------------------------------------------------------------------------------

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**     See Item 5


                                 Page 2 of [ ]

     This Amendment No. 1 amends and supplements the Schedule 13D (the "Schedule 13D") filed with the Securities and Exchange Commission on August 16, 1999, by DaimlerChrysler Aerospace AG, a stock corporation formed under the laws of the Federal Republic of Germany, (the "Reporting Person"), and is filed to reflect information required by Rule 13d-2 under the Securities and Exchange Act of 1934, as amended, with respect to the Common Stock, no par value, of Spacehab, Incorporated, a Washington corporation (the "Company") which has its principal executive offices at 300 D Street, SW, Suite 814, Washington, D.C. 20024.

     The following amendment to Item 2 of the Schedule 13D is hereby made:

Item 2. Identity and Background.

     Item 2 is amended and supplemented by replacing the third and fourth paragraphs with the following:

     Attached as Schedule I is information concerning (i) the executive officers and directors of the Reporting Person and (ii) each person controlling the Reporting Person, as is required to be disclosed in response to Item 2 and General Instruction C to Schedule 13D.

     Neither the Reporting Person nor any of the persons referred to in Schedule I has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, U.S. Federal or state securities laws or finding any violation with respect to such laws.

     The following amendment to Item 3 of the Schedule 13D is hereby made:

Item 3. Source and Amount of Funds or Other Considerations.

     Item 3 is amended and restated in its entirety as follows:

     The Reporting Person entered into a Preferred Stock Purchase Agreement with the Company, dated as of August 2, 1999 (the "Stock Purchase Agreement") (Exhibit 1 to this Schedule 13D).


                                 Page 3 of [ ]

     Pursuant to the Stock Purchase Agreement, on August 5, 1999, the Reporting Person acquired 975,000 shares of Series B Senior Convertible Preferred Stock, no par value ("Preferred Stock"), for a purchase price of $8,775,000, or $9 per share. In addition, pursuant to the Stock Purchase Agreement, on October 14, 1999, the Reporting Person acquired an additional 358,334 shares of Preferred Stock, no par value, for a purchase price of $3,225,006 ($9 per shares). The 1,333,334 shares of Preferred Stock were purchased from working capital of the Reporting Person.

     The following amendment to Item 4 of the Schedule 13D is hereby made:

Item 4. Purpose of Transaction.

     Item 4 is amended and restated in its entirety as follows:

     The Preferred Stock was acquired by the Reporting Person to become the Company's leading strategic investor and in connection with a decision by the Company and the Reporting Person to pursue strategic cooperative activities with the Company in areas of mutual technological interest.

     In connection with, and as a condition to the acquisition of the shares of Preferred Stock, the Reporting Person and the Company entered into (i) a Registration Rights Agreement, dated as of August 5, 1999 (Exhibit 2 to this
Schedule 13D), and (ii) a Strategic Collaboration Agreement, dated as of August 5, 1999 (Exhibit 3 to this Schedule 13D).

     Pursuant to the Stock Purchase Agreement and the Designation of Rights, Terms and Preferences of Additional Shares of Series B Senior Convertible Preferred Stock of the Company as filed with the Secretary of State of the State of Washington on October 14, 1999 (the "Certificate of Designations") (Exhibit 4 hereto), for as long as the Reporting Person owns thirty percent (30%) of the Preferred Stock purchased pursuant to the Agreement and/or Common Stock of the Company issued upon conversion of said Preferred Stock, the Reporting Person shall be entitled to designate one of the Company's directors. Said director is to be a member of the Executive Committee of the Company's Board of Directors. Mr. Joseph Kind, President of the Reporting Person's Space Infrastructure Division, has been so designated by the Reporting Person and joined the Company's Board on August 5, 1999.

     Although the Reporting Person has not formulated any definitive plans with respect to the shares of Common Stock of the Company owned by it, the Reporting Person may from time to time acquire, or dispose of, Common Stock and/or other securities of the Company if and when it deems it appropriate, subject to the restrictions imposed by Section 16 of the Securities Exchange Act of 1934, as amended (the "Act"). The Reporting Person may formulate other purposes, plans or proposals relating to any of such securities of the Company to the extent deemed advisable in light of market conditions, investment policies and other factors.

     Except as described in this Item 4 and elsewhere in this Schedule 13D, neither the Reporting Person nor any of the persons named on Schedule I to this
Schedule 13D has any plans or proposals which relate to or would result in: (a) the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; its subsidiaries; (d) any change in the present Board of Directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board; (e) any material change in the present capitalization or dividend policy of the Company; (f) any other material change in the


                                 Page 4 of [ ]

Company's business or corporate structure; (g) changes in the Company's charter, By-Laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person; (h) causing a class of securities of the Company to be delisted from a national securities exchange or cease to be authorized to be quoted in an interdealer quotation system of a registered national securities association; (i) causing a class of equity securities of the Company to become eligible for termination of registration pursuant to Section 12(g)(4) of the Act, as amended; or (j) any action similar to those enumerated above.

     The following amendment to Item 5 of the Schedule 13D is hereby made:

Item 5. Interest in Securities of the Issuer.

     Item 5 is amended and restated in its entirety as follows:

     The Reporting Person directly owns (a) 104,165 shares of Common Stock of the Company (acquired in 1995) and (b) 1,333,334 shares of Preferred Stock, which allow the Reporting Person to convert said shares of Preferred Stock into Common Stock as described below.

     The 1,333,334 shares of Preferred Stock currently are convertible by the Reporting Person, without the payment of additional consideration, into an equal number of shares of Common Stock. The conversion mechanism, as set forth in the Certificate of Designation, provides for the conversion ratio to be adjusted for stock splits, combinations, certain dividends and distributions, reclassifications, merger or reorganization.

     If the Reporting Person exercised its conversion rights with respect to the Preferred Stock, the Reporting Person would directly control a total of 1,437,499 shares (or 11.4%) of the issued and outstanding Common Stock of the Company. Such percentage is based on the 11,229,646 shares of Common Stock reported as outstanding as of July 23, 1999 in the Company's 10K for the Fiscal Year ended June 30, 1999.

     Other than the transactions described in this Schedule 13D, no transactions in the shares of Common Stock of the Company have been effected in the past 60 days by the Reporting Person.

     The following amendment to Item 7 of the Schedule 13D is hereby made:

Item 7:  Material to be Filed as Exhibits.

     Item 7 is amended and restated in its entirety as follows:

Exhibit 1 Preferred Stock Purchase Agreement, dated as of August 2, 1999, between the Reporting Person and the Company.*

Exhibit 2 Registration Rights Agreement, dated as of August 5, 1999, between the Reporting Person and the Company.*

Exhibit 3 Strategic Collaboration Agreement, dated as of August 5, 1999, between the Reporting Person and the Company.*

Exhibit 4 Designation of Rights, Terms and Preferences of Additional Shares of Series B Senior Convertible Preferred Stock of the Company as filed with the Secretary of State of the State of Washington on October 14, 1999.

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  *  Previously filed.

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:   October____, 1999
                                         DAIMLERCHRYSLER AEROSPACE AG


                                         By: /s/  Dr. Eckart Wolff
                                             ---------------------------------
                                             Name: Dr. Eckart Wolff


                                 Page 5 of [ ]

                                    Sch. I.-3

                                   SCHEDULE I

                        DIRECTORS AND EXECUTIVE OFFICERS

                    OF THE REPORTING PERSON, AND DCLR AND DC


     1. DIRECTORS AND EXECUTIVE OFFICERS OF THE REPORTING PERSON AND DCLR. The following table sets forth the name and present principal occupation or employment of each member of the Board of Management of each of the Reporting Person and DCLR. Unless otherwise indicated, each such person is a citizen of the Federal Republic of Germany and the business address of each such person is Postfach 80 11 69, 81663 Munich, Germany.

                                                           Present Principal
                                                              Occupation
        Name                           Office                or Employment
--------------------------------------------------------------------------------
Dr. Manfred Bischoff        Chairman, Board of Management

Werner Heinzman             Member, Board of Management     Defense Systems

Dr. Gustav Humbert          Member, Board of Management     Civil Aircraft

Dr. Hartwig Knitter         Member, Board of Management     Human Resources


     2. DIRECTORS AND EXECUTIVE OFFICERS OF DC. The following table sets forth the name, business address and present principal occupation or employment of each member of the Supervisory Board and Board of Management of DC. Unless otherwise indicated, each suchperson is a citizen of the Federal Republic of Germany and such person's business address is 70546 Stuttgart, Germany. Unless otherwise indicated, each occupation set forth opposite an individual's name refers to employment with DC.


                                   Sch. I.-1

                                                                      Present Principal
                                                                          Occupation
        Name                           Office                           or Employment
-----------------------------------------------------------------------------------------------
Robert J. Eaton*                 Chairman, Board of Management
1000 Chrysler Drive
Auburn Hills, MI 48326-2912
U.S.A.

Jurgen E. Schrempp               Chairman, Board of Management

Dr. Manfred Bischoff             Member, Board of Management     Aerospace & Industrial
                                                                 Non-Automotive

Dr. Eckhard Cordes               Member, Board of Management     Corporate Development &
                                                                 IT-Management, Industrial
                                                                 Holdings (MTU & TEMIC)

Gunther Fleig                    Member, Board of Management     Human Resources & Labor
                                                                 Relations Director

Thomas C. Gale*                  Member, Board of Management     Product Strategy, Design and
1000 Chrysler Drive                                              Passenger Car Operations
Auburn Hills, MI  48326-2912                                     Chrysler, Plymouth, Jeep and
U.S.A.                                                           Dodge

Dr. Manfred Gentz                Member, Board of Management     Finance and Controlling

James P. Holden*                 Member, Board of Management     Passenger Cars & Trucks Chrysler,
1000 Chrysler Drive                                              Plymouth, Jeep and Dodge
Auburn Hills, MI  48326-2912
U.S.A.

Prof. Jurgen Hubbert             Member, Board of Management     Passenger Cars Mercedes-Benz &
                                                                 smart


                                   Sch. I.-2

                                                                      Present Principal
                                                                          Occupation
        Name                           Office                           or Employment
-----------------------------------------------------------------------------------------------
Dr. Klaus Mangold                Member, Board of Management     Services (debis)

Thomas W. Sidlik*                Member, Board of Management     Procurement & Supply for the
1000 Chrysler Drive                                              Chrysler, Plymouth, Jeep and
Auburn Hills, MI  48326-2912                                     Dodge brands & Jeep Operations
U.S.A.

Gary C. Valade*                  Member, Board of Management     Global Procurement and Supply
1000 Chrysler Drive
Auburn Hills, MI 48326-2912
U.S.A.

Prof. Klaus Dieter Vohringer     Member, Board of Management     Research & Technology

Dr. Dieter Zetsche               Member, Board of Management     Commercial Vehicles

*Citizen of the United States of America


                                   Sch. I.-3